Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE AMERICAN: PLM

NEWS RELEASE	2017-09

Minnesota releases draft dam safety permits for PolyMet copper-nickel project

Comprehensive scientific review shows dams are safe, stable and protective of environment

St. Paul, Minn., September 15, 2017 – PolyMet Mining Corp. (“PolyMet” or the “company”) TSX: POM; NYSE AMERICAN: PLM – reports that the Minnesota Department of Natural Resources today released two draft dam safety permits and a draft public waters work permit for public review and comment.

The draft dam safety permits are two of the major permits needed to build and operate the NorthMet copper-nickel-precious metals project in northeastern Minnesota. The draft public waters work permit is required for a culvert extension to widen Dunka Road, the connecting road between the plant and mine site.

Dam safety permits establish the design, construction and operating parameters to ensure long-term, safe, and stable operations of facilities that impound water. PolyMet has proposed two facilities to impound water: an existing tailings basin and a new hydrometallurgical residue facility. The DNR has noticed the draft permits for a 30-day public review and comment period, commencing today.

“These draft permits account for three of nine permits that have been noticed for public review and comment this summer. We are pleased with our progress and look forward to the rest of the draft permits being released,” said Jon Cherry, president and CEO.

A tailings basin is a highly engineered structure where finely-ground rock called tailings is permanently stored after the ore has been mined, crushed, and the economic metals have been removed. Tailings are transported to the impoundment in a water slurry where the more coarse material forms the dams and the finer material settles in the basin. The water is collected and pumped back to the processing facility where it is recycled. Extensive geochemical testing and monitoring have demonstrated that the water and tailings will remain non-acidic during operations and closure.

The existing tailings basin was an integral part of historic iron ore mining operations between 1957 and 2001. PolyMet will reuse this basin and incorporate additional engineering controls into the design to ensure it remains stable and protects nearby natural resources during and after operations. Using the existing tailings basin affords less wetland impacts and beneficial reuse of a brownfield site. The new hydrometallurgical residue facility will impound water and solids from the hydrometallurgical processing plant, and will have a double liner containment system.

Geotechnical experts independently performed numerous geotechnical evaluations during environmental review and permitting, and concluded it is feasible and safe to store NorthMet tailings using an existing tailings basin at the site, enhanced with technologies such as a rock buttress and monitoring devices.

“The tailings basin was one of the most studied aspects of the NorthMet Project during the comprehensive state and federal environmental review of the project that concluded in 2016,” said Cherry. “We take the design, construction and operation of the tailings impoundment very seriously and have taken extra measures to ensure a safe and stable design. The science shows that not only can we be protective of water and other natural resources, but we will make a substantial contribution to addressing legacy reclamation issues at the site.”

Other permit applications currently under review by the state include a water quality permit (National Pollutant Discharge Elimination System/State Disposal System or NPDES/SDS permit), an air emissions permit, and the Permit to Mine. Meanwhile, the 30-day public review and comment period for six draft water appropriations permits released last month by the DNR ended September 12.

The draft dam safety permits and draft public waters work permit as well as other permit applications and their status are posted on www.polymet.mn.gov. The website also provides information about the permitting process conducted by the DNR and Minnesota Pollution Control Agency.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the former LTV Steel Mining Company site, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications. The NorthMet Project is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended January 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and six months ended July 31, 2017.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.